SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549





                                   FORM 11-K


                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the Fiscal Year Ended December 31, 1995






                         Commission File Number 1-3720






                      W. R. GRACE & CO. HOURLY EMPLOYEES
                          SAVINGS AND INVESTMENT PLAN







                               W. R. Grace & Co.
                             One Town Center Road
                        Boca Raton, Florida 33486-1010

                 Financial Statements and Exhibits


           (a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of Price Waterhouse LLP, independent certified public accountants, dated May 3, 1996.

           (b) Exhibits. The Consent of Price Waterhouse LLP is being filed as an exhibit to this Report.

                                  SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    W. R. GRACE & CO.
                                    HOURLY EMPLOYEES
                                    SAVINGS AND INVESTMENT PLAN



                                    By: /s/ J. A. LONGO
                                          J. A. Longo
                                          Chairman, Administrative
                                          Committee


Date: June 27, 1996

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

May 3, 1996
To the Participants and
Administrative Committee of the
W. R. Grace & Co. Hourly Employees
Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits appearing on pages F-2 through F-4 of this report present fairly, in all material respects, the net assets available for plan benefits of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator and/or other plan fiduciaries (the "Plan Fiduciaries"); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Fiduciaries, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

        W. R. GRACE & CO. HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,

                             WITH FUND INFORMATION

                          DECEMBER 31, 1995 AND 1994


                                                1995             1994
                                                ----             ----


  Assets:
    Investments:
    Insurance company contracts, at
       contract value                     $ 7,728,436      $ 6,149,387
    Other securities, at cost                  80,408           90,855
    W. R. Grace & Co. Common Stock
     (cost: 1995, $5,496,309;
         1994, $3,600,406)                  6,958,421        3,784,169
    Fidelity mutual funds
     (cost: 1995,  $3,852,416;
         1994, $2,186,286)
       Balanced Fund                        1,008,700          849,911
       Growth & Income Fund                   288,028           76,283
       Blue Chip Growth Fund                1,777,920          814,131
       Contrafund                             871,729          315,362
       OTC Fund                               183,101           65,289
    Loans receivable                          922,943          501,320

    Contributions receivable                   72,605           59,295

                                           -----------     -----------
    Net assets available
     for plan benefits                    $19,892,291      $12,706,002
                                           ===========     ===========

                The accompanying notes to financial statements
                    are an integral part of this statement.

                      W. R. GRACE & CO. HOURLY EMPLOYEES
                         SAVINGS AND INVESTMENT PLAN
                      STATEMENT OF CHANGES IN NET ASSETS
              AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1995

                                                              EMPLOYEE
                                                               STOCK      FIDELITY
                                  FIXED INCOME  GRACE STOCK  OWNERSHIP    BALANCED
                                      FUND         FUND         PLAN        FUND
                                 ------------  -----------  ----------  ----------
Contributions:
 Participants ..................   $2,147,583   $  297,343   $       --  $  311,770
 Transfers among funds .........     (486,640)     217,425     (322,775)   (185,691)
 Company .......................           --           --    1,425,797          --
                                 ------------  -----------  ----------  ----------
  Total ........................    1,660,943      514,768    1,103,022     126,079
                                 ------------  -----------  ----------  ----------
Income from investments:
 Interest ......................      620,910        4,721        7,029       4,330
 Dividends .....................           --           --(*)        --      40,959
 Net realized gain/(loss)  .....           --      250,709      214,070      (5,167)
 Change in unrealized
  appreciation  ................           --      225,099(*) 1,463,968      92,454
                                 ------------  -----------  ----------  ----------
  Total ........................      620,910      480,529    1,685,067     132,576
                                 ------------  -----------  ----------  ----------
Less:
 Participant withdrawals .......      714,071      147,415      379,546      98,475
 Administrative expenses  ......       26,385        1,977       46,429       1,274
                                 ------------  -----------  ----------  ----------
 Net increase ..................    1,541,397      845,905    2,362,114     158,906
 Net assets available for plan
  benefits:
Beginning of year ..............    6,229,523      792,233    3,048,869     854,050
                                 ------------  -----------  ----------  ----------
End of year ....................   $7,770,920   $1,638,138   $5,410,983  $1,012,956
                                 ============  ===========  ==========  ==========

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                    FIDELITY    FIDELITY
                                  FIDELITY GROWTH   BLUE CHIP    CONTRA   FIDELITY    LOANS
                                   & INCOME FUND   GROWTH FUND    FUND    OTC FUND  RECEIVABLE    TOTAL
                                 ---------------  -----------  --------  --------  ----------  ----------
Contributions:
 Participants ..................     $129,783      $  608,870   $337,069  $ 70,989  $     --   $ 3,903,407
 Transfers among funds .........       34,605         126,456    118,325    61,131   437,164            --
 Company .......................           --              --         --        --        --     1,425,797
                                 ---------------  -----------  --------  --------  ----------  ----------
  Total ........................      164,388         735,326    455,394   132,120   437,164     5,329,204
                                 ---------------  -----------  --------  --------  ----------  ----------
Income from investments:
 Interest ......................          264           5,157      1,933       111        --       644,455
 Dividends .....................       11,097         127,192     67,863     9,964        --       257,075
 Net realized gain/(loss)  .....        2,975          39,930     16,270    11,097        --       529,884
 Change in unrealized
  appreciation  ................       37,044         127,342     71,749    13,785        --     2,031,441
                                 ---------------  -----------  --------  --------  ----------  ----------
  Total ........................       51,380         299,621    157,815    34,957        --     3,462,855
                                 ---------------  -----------  --------  --------  ----------  ----------
Less:
 Participant withdrawals .......        2,821          67,288     53,510    48,698     15,541    1,527,365
 Administrative expenses  ......          280             527      1,533        --         --       78,405
                                 ---------------  -----------  --------  --------  ----------  ----------
 Net increase ..................      212,667         967,132    558,166   118,379    421,623    7,186,289
 Net assets available for plan
  benefits:
Beginning of year ..............       77,121         819,059    318,142    65,685    501,320   12,706,002
                                 ---------------  -----------  --------  --------  ----------  ----------
End of year ....................     $289,788      $1,786,191   $876,308  $184,064   $922,943  $19,892,291
                                 ===============  ===========  ========  ========  ==========  ==========

- ------------
(*) Dividends received are reinvested in shares of Grace Common Stock and reflected as part of Change in unrealized appreciation.

             The accompanying notes to financial statements are an
                       integral part of this statement.

                       W.R. GRACE & CO. HOURLY EMPLOYEES
                         SAVINGS AND INVESTMENT PLAN
                      STATEMENT OF CHANGES IN NET ASSETS
              AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                           FIDELITY
                                FIXED INCOME  GRACE STOCK  EMPLOYEE STOCK  BALANCED
                                    FUND         FUND      OWNERSHIP PLAN    FUND
                               ------------  -----------  --------------  --------
Contributions:
 Participants ................   $2,036,120    $261,685      $       --    $318,276
 Transfers among funds .......     (416,656)     74,949        (130,791)    (67,832)
 Transfers from other plans  .           --          --              --          --
 Company .....................           --          --       1,260,238          --
                               ------------  -----------  --------------  --------
  Total ......................    1,619,464     336,634       1,129,447     250,444
                               ------------  -----------  --------------  --------
 Income/(loss) from
  investments:
 Interest ....................      476,083         210             472         384
 Dividends ...................           --          -- (*)          --      26,348
 Net realized gain/(loss)  ...           --       6,636           6,618     (16,821)
 Change in unrealized
  (depreciation)/appreciation            --     (15,745)(*)    (190,104)    (55,141)
                               ------------  -----------  --------------  --------
  Total ......................      476,083      (8,899)       (183,014)    (45,230)
                               ------------  -----------  --------------  --------
Less:
 Participant withdrawals  ....      775,083      71,733         306,278     124,346
 Administrative expenses  ....       23,070       1,384          37,030       1,138
                               ------------  -----------  --------------  --------
Net increase .................    1,297,394     254,618         603,125      79,730
Net assets available for plan
 benefits:
Beginning of year ............    4,932,129     537,615       2,445,744     774,320
                               ------------  -----------  --------------  --------
End of year ..................   $6,229,523    $792,233      $3,048,869    $854,050
                               ============  ===========  ==============  ========

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                  FIDELITY    FIDELITY
                                FIDELITY GROWTH   BLUE CHIP    CONTRA   FIDELITY    LOANS
                                 & INCOME FUND   GROWTH FUND    FUND    OTC FUND  RECEIVABLE    TOTAL
                               ---------------  -----------  --------  --------  ----------  ----------
Contributions:
 Participants ................      $64,795       $380,076    $237,629  $30,608    $     --  $ 3,329,189
 Transfers among funds .......          861          4,549      10,189   29,286     495,445            0
 Transfers from other plans  .           --             --          --       --       9,858        9,858
 Company .....................           --             --          --       --          --    1,260,238
                               ---------------  -----------  --------  --------  ----------  ----------
  Total ......................       65,656        384,625     247,818   59,894     505,303    4,599,285
                               ---------------  -----------  --------  --------  ----------  ----------
 Income/(loss) from
  investments:
 Interest ....................            4            227         106        2          --      477,488
 Dividends ...................        3,427         16,069         839      561          --       47,244
 Net realized gain/(loss)  ...            9          2,109      (3,886)     (29)         --       (5,364)
 Change in unrealized
  (depreciation)/appreciation        (2,573)        35,722      (1,663)  (1,038)         --     (230,542)
                               ---------------  -----------  --------  --------  ----------  ----------
  Total ......................          867         54,127      (4,604)    (504)         --      288,826
                               ---------------  -----------  --------  --------  ----------  ----------
Less:
 Participant withdrawals  ....        4,886         68,450      22,122       --       3,983    1,376,881
 Administrative expenses  ....          100            453         744       --                   63,919
                               ---------------  -----------  --------  --------  ----------  ----------
Net increase .................       61,537        369,849     220,348   59,390     501,320    3,447,311
Net assets available for plan
 benefits:
Beginning of year ............       15,584        449,210      97,794    6,295          --    9,258,691
                               ---------------  -----------  --------  --------  ----------  ----------
End of year ..................      $77,121       $819,059    $318,142  $65,685    $501,320  $12,706,002
                               ===============  ===========  ========  ========  ==========  ==========

- ------------
(*) Dividends received are reinvested in shares of Grace Common Stock and reflected as part of Change in unrealized (depreciation)/appreciation.

                The accompanying notes to financial statements
                    are an integral part of this statement.

                      W. R. GRACE & CO. HOURLY EMPLOYEES
                          SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan and the Summary Plan Description and the Prospectus Supplement for the Plan for more complete information.

General:

The Plan is a defined contribution plan originally adopted effective January 1, 1987, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Vesting:

Within those units of W. R. Grace & Co. ("Grace") and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any hourly employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

A participant's interest in the Plan is always fully vested.

Contributions to the Plan:

Plan participants may elect to contribute to the Plan from 2% to 16% of their compensation (which, for purposes of the Plan, consists of regular wages, incentive compensation, specially granted bonus awards, shift differential and overtime pay).

Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code, subject to an annual dollar limit on before-tax contributions of $9,500 for 1995 ($9,240 for 1994), subject to annual adjustment for inflation. In addition, for both 1995 and 1994, federal income tax law limits to $150,000 (subject to annual adjustment for inflation) the annual compensation on which tax-qualified plan benefits may be based.

A Company contribution equal to 50% of each participant's contribution is made to the Plan; however, no Company contribution is made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution is 3% of each participant's compensation, subject to the annual limitations noted above.

Participants may elect to have their contributions invested in any one or more of the following funds in which the Plan participates:

                  Fixed Income Fund

                  The Fixed Income Fund is invested in fixed income securities or obligations, interest-bearing bank accounts or guaranteed income funds established or maintained by licensed insurance companies. Excess cash may be invested in short-term fixed income securities.

                  Grace Stock Fund

                  The Grace Stock Fund is invested in Grace Common Stock. Pending investment of cash credited to this Fund, this Fund may invest in short-term securities.

                  Fidelity Mutual Funds. The Plan also offers the following five Fidelity Mutual Funds to Plan participants:

                           Fidelity Balanced Fund is invested in both fixed income securities and equity securities at all times.

                           Fidelity Growth and Income Fund is invested in equity securities at all times and may be invested in fixed income securities, depending upon market conditions.

                           Fidelity Blue Chip Growth Fund is invested in equity securities of companies with higher than average earnings growth.

                           Fidelity Contrafund is invested in equity securities of companies generally out of favor with the market that are judged by the Fund's investment manager to be capable of above average growth in value.

                           Fidelity OTC Portfolio is invested in equity securities of smaller companies traded in the over-the-counter market.

At December 31, 1995 and 1994, the number of participants contributing to the Plan was 1,528 and 1,437, respectively, and the number of participants in the various Funds (including former employees whose funds have not yet been distributed and who no longer contribute to the Plan) were as follows:


                  DECEMBER 31, 1995  DECEMBER 31, 1994
                 -----------------  -----------------
Fixed Income            1,120              1,154
Grace Stock             1,912              1,851
Balanced                  361                339
Growth & Income           220                184
Blue Chip                 616                545
Contra                    355                276
OTC                       131                101


The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

On any business day, participants may allocate their future contributions among the Funds and transfer the amounts related to their prior contributions in any of the Funds to other Funds. Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account.

Company contributions are generally credited to the Employee Stock Ownership Plan ("ESOP Fund"). The ESOP Fund is invested in Grace Common Stock. The ESOP Fund is an Employee Stock Ownership Plan, within the meaning of the Internal Revenue Code.

Eligible employees (generally, those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year from the ESOP Fund to any of the other Funds except the Grace Stock Fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Investments in Fidelity Mutual Funds are valued at the market prices quoted at year-end, which represent the net asset value of securities held. Investments in commercial paper, U.S. Treasury bills and U.S. government securities mutual funds are valued at cost, which approximates market value. Investments in insurance company contracts are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Loans receivable are valued at cost, which approximates fair value.

The assets of the Plan are commingled in the Trust Fund of the W. R. Grace & Co. Profit Sharing and Savings and Investment Plans ("Trust Fund") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Trust Fund is administered by The Fidelity Management Trust Company ("Trustee"). For each Fund, assets and investment returns are allocated to each plan pro rata, based upon each plan's daily net asset balance in the Fund and the Trust Fund's daily total net asset balance attributable to the Fund. Income of each Fund is reinvested in that Fund, except that dividends paid on shares of Grace Common Stock held in the ESOP Fund are paid to participants on a quarterly basis or within 90 days after the end of the calendar year in which the dividends are received. The Trustee manages the Grace Stock Fund and the ESOP Fund by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the Funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, except as delegated by that Committee.

The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares distributed. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating unit.

NOTE 3 - INVESTMENTS:

Fixed Income Fund:

The investments in the Fixed Income Fund consist primarily of guaranteed fixed income contracts, as shown below:




          ISSUER & RATE             VALUE AT DECEMBER 31,            REPAYMENT TERMS
- -------------------------------  -------------------------  -------------------------------
                                      1995         1994
                                 ------------  -----------
Metropolitan Life Insurance Co:
  9.55%                            $       --   $  979,944  Repaid in installments on
                                                            12/15/92, 12/15/93 and 12/15/95
  9.05%                             1,533,888    1,186,204  Repayable 10/15/96
  7.00%                             1,051,220      828,517  Repayable 12/15/99

Prudential Insurance Company:
  9.13%                             2,868,367    2,216,574  Repayable 6/1/97
New York Life:
  5.91%                               458,215           --  Repayable 12/15/99
John Hancock Mutual Life
 Insurance Company:
  7.02%                               496,848      391,516  Repayable 6/30/01
  7.85%                               861,668      546,632  Repayable 12/15/00
  6.01%                               458,230           --  Repayable 6/15/98
                                 ------------  -----------
                                   $7,728,436   $6,149,387
                                 ============  ===========

Other investments in the Fixed Income Fund at December 31, 1995 and 1994 consisted of the following:


                                      DECEMBER 31,
                                  -------------------
                                     1995       1994
                                  ---------  --------
Commercial paper, at cost, which
 approximates market value          $13,189   $53,525
                                  =========  ========

Grace Stock Fund:

As of December 31, 1995 and 1994, the Grace Stock Fund held 27,332 and 20,285 shares of Grace Common Stock, respectively.

Sales/distributions of Grace Common Stock by/from the Grace Stock Fund resulted in net realized gains, as follows:


                                             DECEMBER 31,
                                      ------------------------
                                           1995         1994
                                      ------------  ----------
Proceeds from sales/distributions of
 securities                             $2,660,616    $260,038
Cost of securities sold/distributed      2,409,907     253,402
                                      ------------  ----------
Net realized gain                       $  250,709    $  6,636
                                      ============  ==========

Other investments in the Grace Stock Fund under the Plan at December 31, 1995 and 1994 consisted of the following:


                                      DECEMBER 31,
                                  ------------------
                                     1995      1994
                                  ---------  -------
Commercial paper, at cost, which
 approximates market value          $18,081   $6,115
                                  =========  =======

ESOP Fund:

As of December 31, 1995 and 1994, this Fund held 90,358 and 77,707 shares of Grace Common Stock, respectively.

Sales/distributions of Grace Common Stock by/from the ESOP Fund under the Plan resulted in net realized gains, as follows:


                                            DECEMBER 31,
                                      ----------------------
                                          1995        1994
                                      ----------  ----------
Proceeds from sales/distributions of
 securities                             $788,187    $484,540
Cost of securities sold/distributed      574,117     477,922
                                      ----------  ----------
Net realized gain                       $214,070    $  6,618
                                      ==========  ==========


Other investments in the ESOP Fund at December 31, 1995 and 1994 consisted of the following:


                                      DECEMBER 31,
                                  -------------------
                                     1995       1994
                                  ---------  --------
Commercial paper, at cost, which
 approximates market value          $49,137   $31,215
                                  =========  ========

NOTE 4 - FEDERAL INCOME TAXES:

On July 13, 1995, the Internal Revenue Service issued a letter stating that the Plan, as currently in effect, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan continues to be qualified, and the related Trust is tax-exempt. As a result, no income taxes are required to be paid by the Plan, and participants are not taxed on Company contributions, before-tax contributions and any earnings or gains from investments attributable to their Plan accounts while such contributions, earnings and gains remain in the Trust Fund.


NOTE 5- PLAN TERMINATION:

Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.